Q3 2013 % Change Y/Y Total Revenues $144.6 million +29% Soda Maker Units 1,196,000 +27% Flavor Units 8.3 million +7% CO 2 Refill Units 5.8 million +34% Net Income $16.4 million - 2% Adjusted Net Income $19.3 million +6% EPS* $0.76 - 5% Adjusted EPS* $0.90 +3% Financial Highlights Q3 2013 *Based on 21.5 million weighted shares outstanding in Q 3 2013 and 21.0 million weighted shares outstanding in Q 3 20

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Quarterly Revenue 2009 - 2013 (in $ Million ) Quarterly Revenue Growth 27.9 31.6 35.9 40.9 39.1 50.0 54.5 64.9 58.5 69.1 75.7 85.7 87.9 103.0 112.5 132.9 117.6 132.4 144.6 - 20.0 40.0 60.0 80.0 100.0 120.0 140.0 160.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013

Quarterly Soda Maker Unit Sales 2009 - 2013 (in thousands ) Quarterly Soda Maker Units Growth 184 203 285 385 297 463 449 712 592 634 717 767 683 764 940 1 , 111 776 935 1 , 196 - 200 400 600 800 1,000 1,200 1,400 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013

Quarterly Refill Unit Sales 2009 - 2013 (in millions) Quarterly CO 2 Refill Units Growth 1.9 2.1 2.2 2.3 2.3 2.5 2.8 2.7 2.9 3.4 3.6 3.4 3.7 4.2 4.3 4.3 4.8 5.5 5.8 - 1.0 2.0 3.0 4.0 5.0 6.0 7.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013

Quarterly Flavor Unit Sales 2009 - 2013 (in millions) Quarterly Flavor Units Growth 1.4 1.7 2.0 2.2 3.0 3.1 4.1 3.7 3.8 6.1 4.4 4.6 5.8 7.2 7.7 7.4 7.7 8.5 8.3 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013

Fiscal 2013 Guidance Update • Revenue growth of approximately 30 % over 201  revenue of $ 436.3 million. • Adjusted EBITDA growth of approximately 38 % over 2012 Adjusted EBITDA of $ 61.1 million . • Adjusted net income growth of approximately 30 % over 2012 adjusted net income of $ 50.0 million . • Net income growth of approximately 23 % over 2012 net income of $ 43.9 million .

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations Q3-2013 vs. Q3-2012

	2012			2013		
	Reported (Unadjusted)	Share based payment	Adjusted	Reported (Unadjusted)	Share based payment	Adjusted
	(Unaudited)					
	In thousands (other than per share amounts)					
Revenue	$ 112,482	$ -	$ 112,482	$ 144,584	$ -	$ 144,584
Cost of revenue	51,531	-	51,531	66,366	-	66,366
Gross profit	60,951	-	60,951	78,218	-	78,218
Operating expenses						
Sales and marketing	35,825	-	35,825	47,549	-	47,549
General and administrative	8,741	(1,458)	7,283	12,660	(2,884)	9,776
Other income, net	(54)	-	(54)	-	-	-
Total operating expenses	44,512	(1,458)	43,054	60,209	(2,884)	57,325
Operating income	16,439	1,458	17,897	18,009	2,884	20,893
Interest expense, net	35	-	35	141	-	141
Other financial expense (income), net	488	-	488	(456)	-	(456)
Total financial expense (income), net	523	-	523	(315)	-	(315)
Income before income taxes	15,916	1,458	17,374	18,324	2,884	21,208
Income tax expense (tax benefit)	(850)	-	(850)	1,925	-	1,925
Net income for the period	$ 16,766	$ 1,458	$ 18,224	$ 16,399	$ 2,884	$ 19,283
Net income per share						
Basic	$ 0.82		$ 0.89	$ 0.79		$ 0.93
Diluted	$ 0.80		$ 0.87	$ 0.76		$ 0.90
Weighted average number of shares						
Basic	20,410		20,410	20,831		20,831
Diluted	21,027		21,027	21,532		21,532